

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2022

Ms. Presta
Chief Financial Officer
Brazilian Electric Power Company
Rua da Quitanda, 196 - 24th floor
Centro, CEP 20091-005
Rio de Janeiro, RJ, Brazil

      Re: Brazilian Electric Power Company
          Form 20-F for the Fiscal Year Ended December 31, 2021
          Filed May 6, 2022
          File No. 001-34129

Dear Ms. Presta:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation